May 19, 2011

John Reynolds

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Molson Coors Brewing Company
Form 10-K for the Fiscal Year Ended December 25, 2010
Filed February 22, 2011
File No. 001-14829

Dear Mr. Reynolds

This letter is in response to the comment of the Securities and Exchange Commission (the “Commission”) provided in your letter dated May 6, 2011. In responding to the Commission’s comment, Molson Coors Brewing Company (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review, the Company has included in this letter the caption and numbered comment from your letter and the Company’s response immediately follows.

1225 — 17th Street, Suite 3200, Denver, CO 80202, 303.927.2337

Form 10-K for the year ended December 25, 2010

Item 15. Exhibits and Financial Statement Schedules

We note your response to comment three in our letter dated April 6, 2011. Although you represent that Item 601(b)(2) applies to Exhibits 10.21.1, 10.21.3, 10.21.4, and 10.25, we cannot locate in any of the filed exhibits an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please advise, or comply with our prior comment in regard to these exhibits.

Response:

The Company agrees to include an undertaking, with respect to the above referenced exhibits, to supplementally provide a copy of any omitted schedule to the Commission upon request.  The Company will include the undertaking with respect to such exhibits in its Quarterly Report on Form 10-Q for the quarter ending June 25, 2011.

Please let us know if you have any further questions once you have had the opportunity to review our response. The Company and its representatives can be available for further discussion, if necessary, at any time convenient to you. Please direct all inquiries to the undersigned at 303-927-2431.

Respectfully,

/s/ WILLIAM G. WATERS

William G. Waters
Vice President and Controller (Chief Accounting Officer)